UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TECHWELL, INC.

(Name of issuer)

Common Stock, $0.001 Par Value

(Title of class of securities)

    87874D 10 1

(CUSIP number)

Thomas C Tokos, Esq.

Intersil Corporation

1001 Murphy Ranch Road, Suite 1

Milpitas, California 95035

(408) 432-8888

(Name, address and telephone number of person authorized to receive notices and communications)

    March 22, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87874D 10 1
1	Name of reporting person Intersil Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power None
	8	Shared voting power 5,677,620[1]
	9	Sole dispositive power None
	10	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 5,677,620[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percentage of class represented by amount in Row (11) 22.4%[2]
14	Type of reporting person CO

[1]

Based on data provided to Intersil Corporation (“Intersil”) by Techwell, Inc. (“Techwell”). Beneficial ownership of the Techwell common stock referred to herein is being reported hereunder solely because Intersil may be deemed to have beneficial ownership, as a result of the Tender and Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Intersil and certain stockholders of Techwell and the irrevocable proxies associated therewith, of 5,677,620 shares of Techwell common stock, consisting of: 4,985,176 shares of outstanding Techwell common stock, 668,444 shares of Techwell common stock subject to outstanding unexercised options, and 24,000 shares outstanding in the form of restricted shares issued under restricted stock awards granted under Techwell’s stock plans. The filing of this Schedule 13D shall not be construed as an admission that Intersil is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of such shares of Techwell.

[2]

Based upon 25,390,352 common shares of Techwell, comprising of the aggregate of (i) 22,133,012 shares of Techwell common stock outstanding, (ii) 1,940,185 shares of Techwell common stock outstanding in the form of restricted shares issued under restricted stock awards granted under Techwell’s stock plans, and (iii) a total of 1,317,155 shares of Techwell common stock issuable upon the exercise of outstanding options, in each case as provided by Techwell as of February 28, 2010, the most recent practicable date.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (together with the associated preferred stock purchase rights issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A., the “Techwell Common Stock”), of Techwell, Inc., a Delaware corporation (“Techwell”). The address of the principal executive office of Techwell, the issuer, is 408 E. Plumeria Drive, San Jose, California 95134.

Item 2.	Identity and Background

This statement is filed by Intersil Corporation (“Intersil”), a Delaware corporation. Intersil designs, develops, manufactures and markets high-performance analog and mixed-signal integrated circuits. Intersil’s product portfolio addresses some of the largest opportunities within high-end consumer, industrial, computing and communications markets, such as flat panel displays, cell phones, other handheld systems and notebooks. The address of Intersil’s principal business and principal office is 1001 Murphy Ranch Road, Suite 1, Milpitas, California 95035.

The names, business addresses, citizenship, and present principal occupation or employment of the directors and executive officers of Intersil are as set forth in Annex 1 hereto and incorporated herein by this reference.

Neither Intersil, nor, to its knowledge, any person listed in Annex 1 hereto has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for Intersil to enter into the Merger Agreement (as defined in Item 4 below) with Techwell, and in consideration thereof, certain beneficial owners of an aggregate of 5,677,620 shares of Techwell Common Stock outstanding and subject to rights to acquire (the “Stockholders”) entered into tender and voting agreements, each dated as of March 22, 2010, with Intersil (the “Voting Agreements”) whereby each Stockholder has agreed to vote with respect to such Stockholder’s shares of Techwell Common Stock and has appointed Intersil as such Stockholder’s proxy and attorney-in fact to vote such shares as described in Item 4 below. No funds were used and no funds are to be used by Intersil in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements and proxies were entered into by Intersil as part of the package of agreements as described in Item 4 below. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 2.1 and 2.2, respectively, to Intersil’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 22, 2010, and are incorporated by reference herein.

Item 4.	Purpose of Transaction

On March 22, 2010, Intersil entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Navajo Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Intersil (“Purchaser”), and Techwell.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will commence a tender offer (the “Offer”) to purchase all outstanding shares of Techwell Common Stock at a purchase price of $18.50 per share in cash. Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Purchaser will be merged with and into Techwell (the “Merger”) and Techwell will survive the Merger as an indirect wholly owned subsidiary of Intersil.

As noted in Item 3 above, as an inducement to Intersil to enter into the Merger Agreement, each Stockholder executed a Voting Agreement pursuant to which such Stockholder agreed to tender such Stockholder’s shares of Techwell Common Stock in connection with the Offer and to vote in favor of the Merger. In addition, the Stockholders have agreed, subject to certain exceptions, to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Merger. Intersil, and such designees as it may name, were appointed as each Stockholder’s attorney-in-fact, and each Stockholder executed an irrevocable proxy to vote such Stockholder’s shares of Techwell Common Stock for the limited purposes set forth above, with respect to any meeting of the stockholders of Techwell or any consent in lieu of any such meeting or otherwise. As of March 22, 2010, the Stockholders beneficially owned 5,677,620 shares of Techwell Common Stock in the aggregate, which represents 22.4% in the aggregate of all of the outstanding shares of Techwell Common Stock, based upon 25,390,352 shares of Techwell Common Stock, comprising of the aggregate of (i) 22,133,012 shares of Techwell Common Stock outstanding, (ii) 1,940,185 shares of Techwell Common Stock outstanding in the form of restricted shares issued under restricted stock awards granted under Techwell’s stock plans, and (iii) a total of 1,317,155 shares of Techwell Common Stock issuable upon the exercise of outstanding options, in each case as provided by Techwell as of February 28, 2010, the most recent practicable date.

None of the Stockholders were paid any additional consideration in connection with entering into the Voting Agreements. The Stockholders have agreed, subject to limited exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of any shares of Techwell Common Stock beneficially owned or acquired by them until the termination of their respective Voting Agreements. The Voting Agreements and proxies terminate upon the earlier to occur of (i) the termination of the Offer prior to the date upon which Intersil accepts for payment and pays for all shares validly tendered and not properly withdrawn pursuant to the Offer, (ii) the termination of the Merger Agreement, (iii) the effective time of the Merger, (iv) the mutual written agreement of Intersil and the Stockholders, (v) upon the Purchaser amending the Offer to (a) reduce the Per Share Amount (as defined in the Merger Agreement), (b) reduce the number of shares of common stock subject to the Offer, (c) change the form of consideration payable in the Offer or (d) amend or modify any term or condition of the Offer or the Merger Agreement in a manner adverse to the Stockholders (other than insignificant changes or amendments or other than to waive any condition other than the Minimum Condition (as defined in the Merger Agreement)) or (vi) September 22, 2010.

There can be no assurance that the Offer will close or that the Merger will occur. Should the Merger be consummated, Techwell Common Stock will cease to be listed on the NASDAQ Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The foregoing summary of certain provision of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to Intersil’s Current Report on Form 8-K filed with the SEC on March 22, 2010, and the exhibits attached thereto, including the Merger Agreement and the Voting Agreements.

Item 5.	Interest in Securities of the Issuer

(a) – (b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Intersil may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of, and (ii) shared power to vote or direct the vote of, 5,677,620 shares of Techwell Common Stock which represents 22.4% of the shares of Techwell Common Stock deemed to be outstanding, pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreements, Intersil is not entitled to any rights of a stockholder of Techwell. Intersil does not, other than as specified in the Voting Agreements, have (1) sole or shared power to vote or direct the vote of Techwell Common Stock; or (2) sole or shared power to dispose or direct the disposition of Techwell Common Stock.

Intersil disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Intersil as to the beneficial ownership of such shares.

To Intersil’s knowledge, no shares of Techwell Common Stock are beneficially owned by any of the persons identified in Annex 1 hereto.

(c) Except as set forth or incorporated herein, neither Intersil nor, to Intersil’s knowledge, any of the individuals referred to in Annex 1 hereto, has effected any transaction in Techwell Common Stock during the past 60 days.

(d) Except as set forth in this Statement, to the knowledge of Intersil, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Techwell Common Stock held by the Stockholders.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference. To Intersil’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such person and any other person, with respect to any securities of Techwell.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated March 22, 2010, among Intersil Corporation, Navajo Merger Sub, Inc. and Techwell, Inc. (incorporated herein by reference to Exhibit 2.1 to Intersil Corporation’s Current Report on Form 8-K filed with the SEC on March 22, 2010).

Exhibit 2	Form of Tender and Voting Agreement, dated March 22, 2010, among Intersil Corporation, Navajo Merger Sub, Inc., Techwell, Inc., and each of the following executive officers, directors and stockholders of Techwell, Inc.: Fumihiro Kozato, Robert D. Cochran, Richard H. Kimball, C.J. Koomen, Justine Lien, Phillip J. Salsbury, TCV IV, L.P. and TCV IV Strategic Partners, L.P. (incorporated herein by reference to Exhibit 2.2 to Intersil Corporation’s Current Report on Form 8-K filed with the SEC on March 22, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2010	INTERSIL CORPORATION

	By:	/S/ THOMAS C TOKOS
	Name:	Thomas C Tokos
	Title:	Sr. Vice President

Annex 1

Information Concerning Executive Officers and

Directors of Intersil Corporation

The current corporate officers and directors Intersil Corporation are listed below. The current business address of each person is 1001 Murphy Ranch Road, Suite 1, Milpitas, California 95035, and the current phone number is (408) 432-8888. Unless otherwise noted, each of the individuals listed below is, to Intersil’s knowledge, a United States citizen.

1. Officers of Intersil Corporation

Name	Present Position with Intersil

David B. Bell	Chief Executive Officer and President

Susan Hardman	Senior Vice President, Analog and Mixed Signal Products Group

Vern Kelley	Senior Vice President, Human Resources

Jonathan A. Kennedy	Senior Vice President and Chief Financial Officer

David Loftus	Senior Vice President, Worldwide Sales and Corporate Marketing

Peter Oaklander	Senior Vice President, Power Management Products Group

Sagar Pushpala	Senior Vice President, Worldwide Operations and Technology

Thomas C. Tokos	Senior Vice President, General Counsel and Secretary

2. Directors of Intersil Corporation

Name	Present Position/Principal Occupation or Employment

David B. Bell	Chief Executive Officer and President of Intersil Corporation

Robert W. Conn	President of Conn Engineering & Consulting, Inc.; President and Director of the Kavli Foundation; Professor, Emeritus at the University of California, San Diego

James V. Diller	Director of Intersil Corporation

Gary E. Gist	Vice President of Palomar Display Products; Chairman

of the Board of Intersil Corporation

Mercedes Johnson	Vice President, Finance and Chief Financial Officer of Tri Alpha Energy

Gregory Lang	President, Chief Executive Officer and Director of PMC-Sierra, Inc.

Jan Peeters	Chairman and Chief Executive Officer of Olameter Inc.

Robert N. Pokewaldt	Director of Intersil Corporation

James A. Urry	Partner of Court Square Capital Partners